Confidential Treatment
Requested by Pinnacle Financial Partners, Inc.
Pursuant to Rule 83
PNFP 00001
June 17, 2011
Mr. Christian Windsor
Senior Attorney
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C 20549

Re:	Pinnacle Financial Partners, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 23, 2011 Definitive Proxy Statement on Schedule 14A Filed March 9, 2011 File Number 000-31225
Mr. Windsor:
We have set forth below our response to the comments of the Staff contained in your letter dated June 9, 2011. Capitalized terms used herein are consistent with our May 10, 2011 response letter. For your convenience, we have listed our responses in the same order as the Staff’s comments and have repeated the comments in bold face type prior to our response. Additionally, per your request, we have distinguished between new and deleted text from our current disclosures for the applicable comment responses below.
We are requesting confidential treatment for our responses to your first two comments. Pursuant to the provisions of 17 C.F.R. 200.83, we have filed on Edgar a copy of this letter with “redacted” inserted in place of the portions omitted.
Form 10-K for the Fiscal Year Ended December 31, 2010
Critical Accounting Estimates — Impairment of Intangible Assets, page 23
1.	We note your response to comment 5 in our April 7, 2011 letter. Please clarify for us how your analysis allocates the fair value of your reporting unit to all the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. It is not clear to us what the “new goodwill before fair value adjustments” represents and how it was determined or why you are adjusting it with other fair value adjustments.

Christian Windsor	Confidential Treatment
Securities and Exchange Commission	Requested by Pinnacle Financial Partners, Inc.
June 17, 2011	Pursuant to Rule 83
PNFP00002
[Redacted]

2.	We note your response to comment 5 in our April 7, 2011 letter. Please tell us why the fair value of loans used in your second step goodwill impairment test was not consistent with the fair value of loans disclosed in Note 10 Fair Value of Financial Instruments in your September 30, 2010 Form 10-Q.

[Redacted]
Note 1. Summary of Significant Accounting Policies — Loans, page 66
3.	We note your revised disclosure in response to comments 8 and 9 in our April 7, 2011 letter. Please tell us in detail and revise your disclosure in future filings to clarify which portfolios/loans are individually measured for impairment in accordance with ASC 310-10-35 (formerly SFAS 114) and which are collectively measured for impairment in accordance with ASC 450-20 (formerly SFAS 5). Please clarify if nonaccrual loans less than $250,000 are individually evaluated and measured for impairment. If they are, please tell us how your allocation methodology is consistent with the guidance in ASC 310-10-35.

Additionally, in response to previous comments 8 and 9, you disclose on page 7 of your Form 10-Q that “For loans less than $250,000, Pinnacle Financial assigns a valuation allowance to these loans utilizing an allocation rate equal to the allocation rate calculated for loans of a similar type greater than $250,000.” You also state on page 7 that “Pinnacle Financial does not have any loan portfolios that are collectively evaluated for impairment such as credit card or automobile portfolios.” However, it appears that you do collectively evaluate certain portfolios for impairment in accordance with ASC 450-20 based on your disclosure on page 8 of your March 31, 2011 Form 10-Q as well a page 31 of your Form 10-K that you evaluate consumer and consumer real estate as a group since these loans are smaller and homogenous. Please reconcile this apparent inconsistency in your response as well as your future filings.

Once a loan has been placed on nonaccrual status and further classified as impaired, the loan is measured for impairment in accordance with ASC 310-10-35 (formerly SFAS 114) and is excluded from the determination of our allowance for loan losses pursuant to the provisions ASC 450-20 (formerly SFAS 5) in which all loans not deemed to be impaired are collectively measured for impairment.

Nonaccrual loans less than $250,000, although individually subject to review for the determination of impairment status, are collectively analyzed to determine the amount of impairment that exists on each loan. This population of loans is allowed for at a rate equal

Christian Windsor	Confidential Treatment
Securities and Exchange Commission	Requested by Pinnacle Financial Partners, Inc.
June 17, 2011	Pursuant to Rule 83
PNFP00003
to that taken on the portfolio of impaired loans greater than $250,000. We believe this allowance methodology is supported by guidance in ASC 310-10-35-20 which states that, “Measuring impairment of a loan requires judgment and estimates, and the eventual outcomes may differ from those estimates. Creditors shall have latitude to develop measurement methods that are practical in their circumstances.” We believe that using a blended allowance percentage for this population of impaired loans less than $250,000 provides a reasonable estimate of the inherent loss that exists in this segment of the portfolio. It should be noted that of the total $76.4 million in impaired loans as of March 31, 2011, there were 100 loans with a balance less than $250,000 totaling $8.8 million. A corresponding allowance of $800 thousand was recorded against these loans.

Pursuant to comment #3, future filings will be revised to incorporate the determination of both the ASC 450-20 (SFAS 5) and ASC 310-10-35 (SFAS 114) components of the allowance for loan losses in the Summary of Significant Accounting Principles which also results in a revision of the loan policy disclosure as follows:
Allowance for Loan Losses —The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, historical loan loss factors, loss experience of various loan segments, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans.

In assessing the adequacy of the allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, independent loan reviewers, and reviews that may have been conducted by third-party reviewers. We incorporate relevant loan review results in the loan impairment determination. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial’s allowance for loan losses, and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their

Christian Windsor	Confidential Treatment
Securities and Exchange Commission	Requested by Pinnacle Financial Partners, Inc.
June 17, 2011	Pursuant to Rule 83
PNFP00004
examinations. The determination of the allowance for loan losses is composed of the results of two independent impairment analyses pursuant to the provisions of both ASC 450-20 (formerly SFAS 5) and ASC 310-10-35(formerly SFAS 114) as discussed below.
•	ASC 450-20, Loss Contingencies—As part of management’s quarterly assessment of the allowance, management divides the loan portfolio into five segments: commercial, commercial real estate, small business lending, consumer and consumer real estate. Each segment is then analyzed such that an allocation of the allowance is estimated for each loan segment. Prior to 2010, because of Pinnacle Financial’s limited loss history, loss estimates were primarily derived from historical loss data by loan categories for comparable peer institutions. During 2010, we incorporated the results of our proprietary historical loan loss migration analysis into our determination of the allowance for loan losses. We believe the increased emphasis on our historical loss experience metrics provides a better estimate of losses inherent in our portfolio. This refinement of our methodology did not result in a material change in our allowance.

The allowance allocation for commercial, commercial real estate loans and small business lending begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on our internal system of credit risk ratings and historical loss data. The estimated loan loss allocation rate for our internal system of credit risk grades for commercial and commercial real estate loans is based our historical loss experience adjusted for current factors and industry loss factors. Our historical loss experience is based on a migration analysis of all loans that were charged-off during prior years. The migration analysis was based on an eight quarter look-back to capture the recent loan loss experience of the firm. In this current economic environment, the eight quarter look-back is indicative of the risks inherent in our loan portfolio. As we move through the economic cycle, we will continue to monitor our look-back period to capture the inherent risks in our portfolio. The migration analysis assists in evaluating loan loss allocation rates for the various risk grades assigned to loans in our portfolio. We compare the migration analysis results to the other factors used to determine the loss allocation rates for the commercial, commercial real estate and small business lending portfolios. The loss allocation rates from our migration analysis and the industry loss factors are weighted to determine a weighted average loss allocation rate for these portfolios.

Christian Windsor	Confidential Treatment
Securities and Exchange Commission	Requested by Pinnacle Financial Partners, Inc.
June 17, 2011	Pursuant to Rule 83
PNFP00005
The allowance allocation for consumer and consumer real estate loans which includes installment, home equity, consumer mortgages, automobiles and others is established for each of the categories by estimating probable losses inherent in that particular category of consumer and consumer real estate loans. The estimated loan loss allocation rate for each category is based on consideration of our actual historical loss rates and industry loss rates. Consumer and consumer real estate loans are evaluated as a group by category (i.e. retail real estate, installment, etc.) rather than on a loan credit risk rating basis because these loans are smaller and homogeneous. We weight the allocation methodologies for the consumer and consumer real estate portfolios and determine a weighted average allocation for these portfolios.

The estimated loan loss allocation for all five loan portfolio segments is then adjusted for management’s estimate of probable losses for several environmental factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the five loan segments, and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors. The environmental factors accounted for approximately 5.6% of the allowance for loan losses at March 31, 2011 compared to 6.8% of allowance for loan losses at December 31, 2010. As of March 31, 2011 and December 31, 2010, the environmental allocation was 0.15% and 0.19%, respectively, of the outstanding principal balance of commercial, commercial real estate and small business loans and 0.13% and 0.16%, respectively, of consumer and consumer real estate loans. The decrease in the environmental allocation between the two periods is based on our analysis of the above factors as of both balance sheet dates.

The assessment also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories, such as the imprecision in the overall loss allocation measurement process, the volatility of the local

Christian Windsor	Confidential Treatment
Securities and Exchange Commission	Requested by Pinnacle Financial Partners, Inc.
June 17, 2011	Pursuant to Rule 83
PNFP00006
economies in the markets we serve and imprecision in our credit risk ratings process.

•	ASC 310, Receivables—The second component of our allowance for loan loss is the allowance for impaired loans. Generally, loans with an identified weakness and principal balance of $250,000 or more are subject to individual ~~identification for~~ determination of the amount of impairment that exists for a particular loan. ~~Individually identified impaired loans are~~ The amount of the impairment is measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a specific valuation allowance is established as a component of the allowance for loan losses or, in the case of collateral dependent loans, the excess is charged off. Changes to the valuation allowance are recorded as a component of the provision for loan losses. Any subsequent adjustments to present value calculations for impaired loan valuations as a result of the passage of time, such as changes in the anticipated payback period for repayment, are recorded as a component of the provision for loan losses.

For loans less than $250,000, Pinnacle Financial assigns a valuation allowance to these loans utilizing an allocation rate equal to the allocation rate calculated for loans of a similar type greater than $250,000. In addition, Pinnacle Financial reviews impaired collateral dependent loans less than $250,000 to determine if any amounts should be charged-off pursuant to regulatory requirements. At March 31, 2011, the principal balance of these small impaired loans was $8.8 million, which represented 11.5% of all impaired loans. ~~Pinnacle Financial does not have any loan portfolios that are collectively evaluated for impairment such as credit card or automobile portfolios.~~
As the majority of the discussion related to ASC 310 was previously included in the Loans section of the Summary of Significant Accounting Policies, the loan policy will be revised to eliminate the repetitive information now disclosed in the allowance for loan loss policy statement, as shown set forth below.
All loans that are placed on nonaccrual are further analyzed to determine if they should be classified as impaired loans. At December 31, 2010 and at March 31, 2011, there were no loans classified as nonaccrual that were not also deemed to be impaired. A loan is considered to be impaired when it is probable Pinnacle Financial

Christian Windsor	Confidential Treatment
Securities and Exchange Commission	Requested by Pinnacle Financial Partners, Inc.
June 17, 2011	Pursuant to Rule 83
PNFP00007
will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan. This determination is made using a variety of techniques, which include a review of the borrower’s financial condition, debt-service coverage ratios, global cash flow analysis, guarantor support, other loan file information, meetings with borrowers, inspection or reappraisal of collateral and/or consultation with legal counsel as well as results of reviews of other similar industry credits (e.g. builder loans, development loans, church loans, etc). As discussed in the allowance for loan loss discussion below, an allowance is recognized if the fair value of the impaired loan is less than the recorded investment in the impaired loan. ~~Generally, loans with an identified weakness and principal balance of $250,000 or more are subject to individual identification for impairment. Individually identified impaired loans are measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a specific valuation allowance is established as a component of the allowance for loan losses or, in the case of collateral dependent loans, the excess is charged off. Changes to the valuation allowance are recorded as a component of the provision for loan losses. Any subsequent adjustments to present value calculations for impaired loan valuations as a result of the passage of time, such as changes in the anticipated payback period for repayment, are recorded as a component of the provision for loan losses. For loans less than $250,000, Pinnacle Financial assigns a valuation allowance to these loans utilizing an allocation rate equal to the allocation rate calculated for loans of a similar type greater than $250,000. In addition, Pinnacle Financial reviews impaired collateral dependent loans less than $250,000 to determine if any amounts should be charged-off pursuant to regulatory requirements. At March 31, 2011, the principal balance of these small impaired loans was $8.8 million, which represented 11.5% of all impaired loans. Pinnacle Financial does not have any loan portfolios that are collectively evaluated for impairment such as credit card or automobile portfolios.~~
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 30
4.	We note your response to comment 20 of our letter dated April 7, 2011 that you will include in future filings the disclosure required by Item 402(b)(1)(vii) of Regulation S-K. Please provide us with your proposed disclosure to be made in future filings.
The Company had an advisory vote on executive compensation at its meeting held on April 19, 2011, as required by the Company’s participation in the Capital Purchase Program of the Troubled Asset Relief Program established under Section 111(e)(1) of the Emergency Economic

Christian Windsor	Confidential Treatment
Securities and Exchange Commission	Requested by Pinnacle Financial Partners, Inc.
June 17, 2011	Pursuant to Rule 83
PNFP00008
Stabilization Act of 2008. The advisory vote also met the requirements of Rule 14a-20. The Company stated in its disclosure in its proxy statement for that meeting that “the Human Resources and Compensation Committee will take into account the outcome of the vote in considering future executive compensation for the Company’s Named Executive Officers.” The shareholders approved the compensation with 21,560,723 votes for approval, 1,268,314 against, 705,612 abstentions and 5,580,017 broker non-votes. Because the Committee has not yet met to consider compensation for 2012, or to make further decisions with respect to 2011 compensation, the discussion as to how the Committee took this approval into account cannot be prepared at this time. However, the overwhelming vote in favor of the executive compensation would likely be considered a positive factor for the Committee’s continuance of the described executive compensation philosophy and strategy.
If you should have any questions please do not hesitate to contact me at 615-744-3742 or Harold.carpenter@pnfp.com or Dana Moore at 615-743-6105 or dana.moore@pnfp.com.

Very truly yours,
/s/ Harold R. Carpenter
Harold R. Carpenter
Chief Financial Officer

CC:	Bob Thompson, Bass Berry & Sims M. Terry Turner, Chief Executive Officer, Pinnacle Financial Partners, Inc. Dana Moore, Pinnacle Financial Partners, Inc.